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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 4)
                             LIFE TECHNOLOGIES, INC.
                              (NAME OF THE ISSUER)

                               DEXTER CORPORATION
                        DEXTER ACQUISITION DELAWARE, INC.
                     (NAME OF THE PERSONS FILING STATEMENT)

                      COMMON STOCK $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    532177201
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              BRUCE H. BEATT, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               DEXTER CORPORATION
                                 ONE ELM STREET
                             WINDSOR LOCKS, CT 06096
                                 (860) 292-7675
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
        NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

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                                    COPY TO:
                              JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

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         Dexter Acquisition Delaware, Inc., a Delaware corporation ("Purchaser")
and a wholly-owned subsidiary of Dexter Corporation, a Connecticut corporation ("Parent") and Parent hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3, filed with the Securities and Exchange Commission (the "Commission") on November 2, 1998, as amended by Amendments No. 1, No. 2 and No. 3 thereto filed with the Commission on November 5, 1998, November 12, 1998, and November 23, 1998, respectively (as so amended, the "Schedule 13E-3"). Capitalized terms not defined herein have the meaning ascribed to them in the
Schedule 13E-3.


ITEM 16. ADDITIONAL INFORMATION.

         Item 16 is hereby supplemented and amended by adding the following information thereto:

                  On Wednesday, December 2, 1998, Parent and Purchaser announced that they had extended until 12:00 midnight, New York City time, on Friday, December 4, 1998, the expiration of their Offer to acquire all of the Shares of the Company that Parent does not presently own. The Offer was initially scheduled to expire at 12:00 midnight, New York City time, on Tuesday, December 1, 1998. Other than the expiration, the terms of the Offer, including the Offer Price of $37.00, remain the same. Parent reported that, based on information provided by the Depositary for the Offer, as of 12:00 midnight on Tuesday, December 1, 1998, approximately 2,337,440 Shares had been tendered pursuant to the Offer and not withdrawn.

                  The full text of Parent's December 2, 1998 press release announcing such extension is set forth in Exhibit (d)(10) hereto and is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         Item 17 of the Schedule 13E-3 is hereby amended to add the following exhibits:

         (d)(10) Text of press release issued by Parent, dated December 2, 1998 (previously filed as Exhibit (a)(10) to the Schedule 14D-1 and incorporated herein by reference).

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 2, 1998                DEXTER ACQUISITION DELAWARE, INC.


                                        By: /s/ KATHLEEN BURDETT
                                            ----------------------------------
                                            Name:  Kathleen Burdett
                                            Title: Treasurer

                                                     DEXTER CORPORATION


                                         By: /s/ BRUCE H. BEATT
                                             ---------------------------------
                                             Name:  Bruce H. Beatt
                                             Title: Vice President, General
                                                    Counsel and Secretary

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                                  EXHIBIT INDEX




EXHIBIT
NUMBER                                    DESCRIPTION

(d)(10) Text of press release issued by Parent, dated December 2, 1998 (previously filed as Exhibit (a)(10) to the Schedule 14D-1 and incorporated herein by reference).